Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

Fold Launches Revolutionary Bitcoin Rewards Visa Credit Card

PHOENIX, Ariz. – February 11, 2025 - Fold, the leading bitcoin rewards and financial services platform, in partnership with Visa®, today announced plans to launch the Fold Bitcoin Rewards Credit Card. This first of its kind financial tool combines the convenience of a traditional credit card with the power of bitcoin rewards, designed to help establish bitcoin as the ultimate savings asset for every American. The card redefines traditional points, miles, and cashback credit card rewards programs, some of which process ~1% of US GDP, by offering up to 2% unlimited bitcoin rewards and up to $250 in bonuses.

The Fold Bitcoin Rewards Credit Card will provide users with access to a suite of innovative financial services through the Fold ecosystem. Cardholders can trade bitcoin with zero fees, enjoy insured bitcoin custody, access FDIC-insured transactional accounts, and take advantage of exclusive bonus offers from top merchants.

Fold’s debit card products have already made a significant impact on growing consumer savings via bitcoin, with over 600,000 users and more than $2.5 billion in transactions on its platform.

“Fold has already empowered hundreds of thousands of users to incorporate bitcoin into their daily lives. With this credit card, we aim to dethrone miles as the go-to credit card reward,” said Will Reeves, CEO of Fold. “If the top miles cards can process 1% of US GDP, we’re confident the Fold Bitcoin Rewards Credit Card can reach the same heights. We’re building the hub of personal finance, powered by bitcoin, to ensure everyone has the tools to earn, save, and grow their wealth with bitcoin every day.”

Fold members will earn 1.5% unlimited bitcoin rewards and up to a $100 bonus, while Fold+ members will enjoy exclusive perks, including 2% unlimited rewards in bitcoin, up to $250 in bonuses, and a premium metal card that reflects their elevated status.

To date, Fold has distributed nearly $75 million in bitcoin rewards to its debit card users—rewards that would have amounted to just over $20 million in cash. This track record highlights the potential of bitcoin as a superior savings asset, and the Fold Bitcoin Rewards Credit Card aims to accelerate this momentum.

As Fold prepares to list on the NASDAQ as the first publicly traded bitcoin financial services company, it is also building a top 25 bitcoin treasury among public companies, with over 1,000 bitcoin in reserves. This initiative aligns with Fold’s mission to make bitcoin the cornerstone of personal savings for millions of Americans.

Consumers can sign up today to join the Fold Bitcoin Rewards Credit Card waitlist and gain early access to apply.* Fold is reshaping the future of rewards, ensuring that every purchase contributes to a brighter financial future powered by bitcoin.

For more information, visit foldapp.com/credit-card.

*	Additional waitlist terms and conditions apply, see link for details.

About Fold

Fold is the leading bitcoin rewards and financial services platform, empowering users to earn bitcoin daily and build savings seamlessly. From the #1 bitcoin rewards debit card to this revolutionary credit card, Fold is setting the standard for bitcoin in personal finance.

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Contacts

For Fold:

Fold@icrinc.com

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Important Information About the Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC Emerald Acquisition Corp. (“FTAC Emerald”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties have filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the respective directors and executive officers of Fold and FTAC Emerald and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Business Combination. Forward-looking statements may be identified by the use of words such as “may,” “could,” “would,” “should,” “predict,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “potential,” “continue,” “ongoing” or the negative or plural of these words, or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the Business Combination, potential benefits of the Business Combination and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers, providers and business partners and retain its management and key employees; (iii) the effect of the consummation of the Business Combination on Fold’s business relationships, performance, and business generally; (iv) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the Business Combination; (v) the ability to meet Nasdaq listing standards following the consummation of the Business Combination; (vi) the ability to address the market opportunity for Fold’s products and services; (vii) the costs related to the Business Combination and risk that the Business Combination may not generate the expected net proceeds for the combined company; (viii) the ability to implement business plans and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; (ix) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (x) those factors discussed in FTAC Emerald ’s filings with the SEC, including the proxy statement/prospectus filed on January 24, 2025 related to the Business Combination, under the heading “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this press release. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.